Exhibit 99.1

Genius Sports acquires Second Spectrum, the official data tracking and analytics provider of the EPL, NBA, and MLS

Acquisition of industry-leading data tracking and visualization platform to enhance real-time data collection,

analytics and live streaming capabilities

•	Adds best-in-class artificial intelligence technology team as well as computer vision and machine learning products allowing Genius Sports to capture richer, faster, and more accurate tracking data

•	World’s most advanced tracking technology to revolutionize the fan experience with augmented video, real-time data insights and predictive analytics across digital streaming platforms

•	Expected to unlock significant future growth potential at Second Spectrum through integration with Genius Sports’ global network of sports, betting and media relationships and expected capabilities

•	Enhances Genius Sports’ existing portfolio with highly complementary blue-chip client base

•	Builds on Genius Sports’ track record of successfully acquiring and scaling innovative companies, including Sportzcast Inc. in December 2020 and FanHub in 2021

NEW YORK, NY and LONDON, UK May 6, 2021 Genius Sports Limited (NYSE: GENI) (“Genius Sports” or “the Company”), the official data, technology and commercial partner that powers the ecosystem connecting sports, betting and media, announced today that it has entered into a definitive agreement to acquire Second Spectrum, a leading provider of cutting-edge data tracking and visualization solutions.

This acquisition combines two of the world’s most innovative sports data and technology companies to create a complete end-to-end offering for the sports, betting and media ecosystem.

Second Spectrum was founded in 2013 and has become a world-leading and fully integrated sports AI provider, offering tracking, analytics and data visualization services. Second Spectrum’s innovative technology allows clients to automatically index action on the court, pitch or field within seconds. With the world’s most advanced player tracking technology, teams, leagues, media and data partners are able to gain real-time insights; driving decision making and greater levels of engagement.

The aggregate purchase price for the acquisition is $200 million, subject to customary adjustments. The purchase price will be paid at closing in cash and shares of Genius Sports common stock. Consummation of the transaction is subject to customary closing conditions and expected to take place in the second quarter of 2021. The business is expected to be EBITDA positive post-integration and additional details and quantification on synergies will be provided in Genius Sports’ upcoming Q1 earnings call.

With Second Spectrum’s unique capabilities, Genius Sports will offer new levels of rich data-driven insights to its partners around the world, benefiting leagues, federations, teams, fans, coaches, sportsbooks, broadcasters and sponsors. The acquisition is expected to accelerate Genius Sports’ convergence of sports, betting and media to power the fan experience of the future, combining Genius Sports’ streaming capabilities with Second Spectrum’s interactive broadcast solutions which integrate advanced data with augmented video content.

The combined offering of Genius Sports’ existing products, extensive network, and operational scale with Second Spectrum’s highly innovative tracking and video augmentation products will create richer, more valuable official sports data and drive fan engagement with a compelling experience that combines real-time data, and analytics with innovative augmented video streaming and personalized content.

Second Spectrum will also bring a highly complementary client base, building on Genius Sports’ official data partnerships with over 400 sports organizations, including the NFL, MLB, EPL and NCAA. Second Spectrum is the official tracking provider of the EPL, NBA, and MLS, using advanced AI capabilities and computer vision technology to capture precise ball and player location-based data. In addition to these relationships, Second Spectrum has partnerships with ESPN, BT Sport, and Bally Sports to offer augmented reality features for select soccer and basketball games. The business has also formed partnerships with leading sports franchises, including The Los Angeles Clippers, to provide new content and revolutionize the fan viewing experience.

“Genius is committed to capturing and distributing the fastest, most accurate and secure official sports data. This acquisition supports our long-term strategic vision of utilizing AI tracking, enhanced data insights and transformative technology to revolutionize the sports data landscape for the fans, our customers and sports and media partners,” said Genius Sports CEO Mark Locke. “Adding additional fan engagement technology to our already diverse and cutting-edge portfolio of products and services will create compelling, unique content, that will transform user experiences and create additional revenue streams for our customers. We are delighted to welcome Rajiv and his team to the Genius Sports family.”

“We are thrilled to join the Genius Sports family,” said Second Spectrum CEO Rajiv Maheswaran. “Mark and his incredible team have built the fastest growing sports data platform on the planet by better serving sports leagues, fans and their partners by leveraging technology in novel and compelling ways. Second Spectrum’s mission to be at the forefront of innovation in the sports ecosystem in combination with the scale and drive of Genius Sports will rapidly accelerate how content is created and experienced and bring significant value for our partners and clients.“

On April 20, 2021, Genius Sports completed its previously announced business combination (the “Business Combination”) with dMY Technology Group, Inc. II (“dMY II”). The Business Combination was approved at a special meeting of dMY II’s stockholders held Friday, April 16. Beginning on Wednesday, April 21, 2021, Genius Sports’ ordinary shares and warrants began trading on the New York Stock Exchange (the “NYSE”) under the ticker symbols “GENI” and “GENI WS”, respectively. With over $145 million in cash and no financial debt on the balance sheet, Genius Sports is poised to continue to capitalize on the considerable growth expected in the global online sports betting market.

An O’Melveny & Myers LLP team led by partners Charles Baker, Tobias Knapp and Amy Siegel, advised Genius Sports on the Second Spectrum acquisition and the company’s recently announced NFL data rights transaction.

LionTree Advisors acted as exclusive financial advisor to Second Spectrum and Oakvale Capital LLP acted as exclusive financial advisor to Genius Sports.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports organizations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

About Second Spectrum

Second Spectrum is the world leader in building machines that understand sports. We are the Official Tracking and Analytics Provider of the Premier League and Major League Soccer and the Official Optical Tracking Provider of the

NBA. In addition, we partner with elite football and basketball clubs, leagues, federations and media organizations around the world, to create tools that help teams save time and discover new insights by making data and video easily accessible and actionable.

We help content distributors automatically create augmented video and interactive, personalized, OTT experiences and we are at the forefront of computer vision, machine learning, big data, augmented reality, and product design. Second Spectrum works with clients around the globe from its five offices in Los Angeles, New York, Lausanne, Manchester, and Shanghai.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated financial impacts of the acquisition of Second Spectrum. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to recognize the anticipated benefits of the acquisition of Second Spectrum, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (2) costs related to the acquisition of Second Spectrum; (3) changes in applicable laws or regulations; (4) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (5) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC, including the Annual Report on Form 20-F.

Contacts

Media:

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird / Charlie Harrison, The One Nine Three Group

+44 7772 031 886 / +44 7884 136 143

tristan.peniston-bird@the193.com / Charlie.harrison@the193.com

Investors:

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com